UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended:     December 31, 2008

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 0-26001
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
Profit Incentive Bonus Plan of
Hudson City Savings Bank
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

Explanatory Note
Hudson City Bancorp, Inc. is filing this amendment on Form 11-K/A solely to correct typographical errors in Notes 9 and 12 to the financial statements included in the Annual Report on Form 11-K for the Profit Incentive Bonus Plan of Hudson City Savings Bank for the fiscal year ended December 31, 2008 (the “Original 2008 Form 11-K”), filed with the SEC on June 26, 2009.
In Note 9 to the financial statements, a table on page 13 of the Original 2008 Form 11-K incorrectly reported the fair value of the Morgan Stanley Stable Value Fund Class A as $8,829,803. The correct fair value is $7,437,343. In the same table, the total of Assets Measured at Fair Value at 12/31/08 was reported as $74,965,795 and has been corrected to be $73,573,335. In Note 12 to the financial statements, a table on page 14 of the Original 2008 Form 11-K incorrectly reported Total investment income per the financial statements as $2,365,290 and has been corrected to be $2,393,582. The Adjustment from fair value to contract value for fully benefit-responsive investment contracts of $(1,392,460) has been corrected to $(1,341,795). In the same table, the amount for Total investment income per the Form 5500 was incorrectly reported as $972,830 and has been corrected to be $1,051,787.
This Form 11-K/A corrects these typographical errors. No other information in the Original 2008 Form 11-K is being amended.

REQUIRED INFORMATION
Profit Incentive Bonus Plan of
Hudson City Savings Bank
Financial Statements and Schedules
At December 31, 2008 and 2007 and
for the years ended December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Short Hills, New Jersey
June 26, 2009

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Net Assets
Available for Benefits
December 31, 2008 and 2007

	December 31,	December 31,
	2008	2007
Investments, at fair value:
Investments in mutual funds (note 9)	$10,329,776	$13,457,041
Morgan Stanley Stable Value Fund Class A (notes 9 and 10)	7,437,343	4,735,082
Investment in Hudson City Bancorp, Inc.
Common Stock Fund (note 9)	55,167,818	56,318,873

	72,934,937	74,510,996

Receivables:
Employer contribution receivable	498,561	566,354
Participant loans receivable (notes 7 and 9)	638,398	604,689
Interest receivable	5,576	9,198

	1,142,535	1,180,241

Payables:
Fee payable	(2,361)	(2,290)

Net assets available for benefits at fair value	74,075,111	75,688,947

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,392,460	50,665

Net assets available for benefits	$75,467,571	$75,739,612

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2008 and 2007

	December 31,	December 31,
	2008	2007
Contributions:
Employer contributions	$498,561	$566,354
Employee contributions	1,616,304	1,532,819
Rollovers	330,987	2,106,132

Total contributions	2,445,852	4,205,305

Investment income:
Interest	121,440	144,243
Dividends	2,226,734	2,305,196
Net appreciation of investments (note 9)	45,408	3,470,659

Total investment income	2,393,582	5,920,098

Contributions and investment income	4,839,434	10,125,403

Participant benefits	(5,076,357)	(5,041,546)
Administrative expenses (note 6)	(35,118)	(30,784)

(Decrease) increase in net assets available for benefits	(272,041)	5,053,073

Net assets available for benefits:
Beginning of period	75,739,612	70,686,539

End of period	$75,467,571	$75,739,612

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(b)	Recent Accounting Pronouncement

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), which defers the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirement for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. The guidance set forth in this FSP clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of SFAS No. 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the financial position of the Plan or the changes in net assets.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). Under FSP
FAS 157-4, if the reporting entity has determined that the volume and level market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. We are currently evaluating the impact
FAS FSP 157-4 will have on the Plan’s financial statements.

On January 1, 2007, the Plan adopted FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
the tax positions will “more likely than not” be sustained by the applicable tax authority. The adoption did not have an effect on the financial position of the Plan or the changes in net assets.

(c)	Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices or similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the asset or liability.
Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

(d)	Investment Valuation and Income Recognition

The Plan’s mutual fund investments are stated at fair value based on the quoted market prices in an active market for identical assets. The investment in Hudson City Bancorp, Inc. (“Bancorp”) common stock fund is comprised of the Bancorp common stock and cash, and is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Management Trust Company (the Trustee), which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Securities transactions are recognized on the

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
trade date (the date the order to buy or sell is executed). Participant loans receivable are carried at amortized cost, which does not differ materially from the fair value as determined by using a discounted cash flow model considering current market rates of interest. Dividend income is recorded on the ex-dividend date. Interest income is recognized as earned.

As described in FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan’s investment in the Morgan Stanley Stable Value Fund is deemed to be fully benefit-responsive. As required by this FSP, the statements of net assets available for benefits presents the fair value as well as the amount necessary to adjust fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(e)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(f)	Payments of Benefits

Benefits are recorded when paid.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
(g)	Use of Estimates

In preparing the plan financial statements in conformity with U.S. generally accepted accounting principles, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(2)	Description of Plan

The following plan information provides only a general description of the Plan’s provisions. The Summary Plan Description or Plan Document should be referred to for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a participant-directed, defined contribution profit-sharing plan sponsored by Hudson City Savings Bank (the Bank) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined.

The Plan maintains an account for each participant. Participants can elect to receive the Bank’s profit-sharing contribution in cash and/or defer it into the Plan. Each participant is fully vested in participant contributions. Non-elective employer contributions vest at the rate of 20% per year until fully vested after six years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

Forfeitures are applied to reduce the Plan’s administrative expenses. At December 31, 2008 and 2007, there were $70 and $1,239, respectively, of forfeitures that could have been applied to reduce the Plan’s administrative expenses.

Each participant’s account is credited with the respective contribution and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
(b)	Administration

The Human Resources and Benefits Committee, as appointed by the Board of Directors of the Plan Sponsor, is responsible for administering the Plan operations. The Committee is named fiduciary, which has the authority to control and manage the operation and administration of the Plan. In addition, they have authority over the Plan’s investments.

(c)	Contributions

Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations. Total pre-tax contributions may not exceed the Internal Revenue Service annual limit which was $15,500 for both 2008 and 2007. Participants age 50 or over may contribute an additional tax-deferred contribution subject to an annual limit of $5,000 for 2008 and 2007.

The Bank may allow Participants to enter into a special contribution agreement to make contributions up to 100% of cash bonuses paid on a uniform and non-discriminatory basis that are made for such participants during the Plan Year.

Participants in the Plan may designate the funds into which their contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

Participants may make rollover contributions to the Plan, which represent distributions from a qualified IRA or other qualified plan. For the year ended December 31, 2007, rollovers included $2,074,246 from the former employees of Sound Federal Bancorp, which was acquired by the Bancorp in 2006, who are now employees of the Bank.

(d)	Investment Elections

Each participant may direct his or her account into one or more of 21 investment options offered by the Plan or in the Hudson City common stock fund, a self-directed investment option. The Plan allows participants to change their investment election at any time unless restrictions are placed on a specific fund by the investment manager. In addition, the Plan allows participants to change his or her contribution percentage at any time.

(e)	Benefit Payments

Under the terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in level annual installments over a period not to exceed 15 years. If the vested balance of a participant’s account balance is $5,000 or less, payment will be made in a lump-sum

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
distribution. Subject to such terms and conditions as may be established from time to time by the Plan Administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. common stock. Participants may receive either the entire portion of their interest in the Employer Stock Fund in shares of Hudson City Bancorp, Inc. common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp, Inc. stock that they may receive will be the number of whole shares attributable to their interest in the Employer Stock Fund. Any remaining amount distributed will be paid in cash.
(f)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance, subject to certain restrictions as set forth in the Plan Document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.
(3)	Changes in the Plan

The Plan was amended, effective January 15, 2008, to add the Fidelity Advisor Freedom Funds to the investment options of the Plan.

(4)	Federal Income Taxes

The Plan has adopted an approved prototype plan, which received an Internal Revenue Service (“IRS”) determination letter dated October 9, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the IRC, and therefore are exempt from federal taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses incurred in providing administrative services by external service providers, are paid from Plan assets. Expenses paid by the Plan include recordkeeping and trustee’s fees. However, investment management and audit services are paid by the Plan Sponsor.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
(7)	Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount equal to or less than 50% of the vested account balance, from a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the participant’s account. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably through payroll deductions.

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investment International Operations Company, Inc. (Fidelity), an affiliate of the Trustee. Fidelity is also the recordkeeper. In addition, the Plan invests in shares of common stock issued by Hudson City Bancorp, Inc. Therefore, these transactions qualify as party-in-interest transactions.

(9)	Investments

Individual investments in excess of 5% of the fair value of net assets available for benefits at December 31, 2008 and 2007 are as follows:

	2008	2007
Hudson City Bancorp, Inc. Common Stock Fund	$55,167,818	56,318,873
Morgan Stanley Stable Value Fund Class A	7,437,343	4,735,082
          For the years ended December 31, 2008 and 2007, the Plan’s net appreciation/(depreciation) of investments is as follows:

	2008	2007
Investments in mutual funds:
Net realized (losses) gains	$(443,461)	81,466
Change in net unrealized appreciation	(3,935,614)	(512,273)
Investment in Hudson City Bancorp, Inc. Common Stock Fund:
Net realized gains	7,846,431	3,558,269
Change in net unrealized appreciation	(3,421,948)	343,197

	$45,408	3,470,659

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the used of unobservable inputs.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2008:

			Significant
	Assets	Quoted Prices in	Other	Significant
	Measured at	Active Markets for	Observable	Unobservable
	Fair Value at	Identical Assets	Inputs	Inputs
Description	12/31/2008	(Level 1)	(Level 2)	(Level 3)
Investments in mutual funds	$10,329,776	10,329,776	—	—
Morgan Stanley Stable Value Fund Class A	7,437,343	—	7,437,343	—
Investments in Hudson City Bancorp, Inc.	55,167,818	55,167,818	—	—
Participant loans receivable	638,398	—	—	638,398

	$73,573,335	65,497,594	7,437,343	638,398

The following table presents a reconciliation of Level 3 assets measured at fair value for the period of January 1, 2008 to December 31, 2008:

Balance at beginning of year	$604,689
Purchases, sales, issuances and settlements (net)	33,709
Transfer into level 3	—

Balance at end of year	$638,398

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds.
Hudson City Bancorp, Inc. (HCBK Fund): the HCBK Fund invests primarily in Hudson City Bancorp, Inc. common stock, which is traded on the NASDAQ under the ticker symbol (HCBK) and is valued at its quoted market price at the daily close of the NASDAQ. A small portion of HCBK Fund is in interest-bearing cash.
Participant loans receivable: stated at the outstanding principal balance plus accrued interest, which does not differ materially from the fair value as determined by using a discounted cash flow model considering current market rates.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2008 and 2007
(10) Morgan Stanley Stable Value Fund
The Plan invests the Morgan Stanley Stable Value Fund Class A (the Fund), a mutual fund that invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments, which are benefit responsive.
The Plan’s interest in the Fund is calculated by applying the Plan’s ownership percentage in the Fund to the total fair value of the Fund. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.
The interest crediting rate is determined quarterly and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.
The average market yield earned by the Fund for the years ended December 31, 2008 and 2007 was 4.24% and 6.24%, respectively. The average yield earned by the Fund that represents the actual interest credited to participants for the year ended December 31, 2008 was 2.19%.
(11) Subsequent Events
The Plan was amended effective March 1, 2009 to allow participation starting on the first month following three months of service, if the participant is at least 21 years of age. In addition, the Plan was amended to have the default investment election be the targeted investments funds appropriate for the participants’ expected retirement date.
(12) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the financial statements to the Form 5500:

2008
Net assets available for benefits per the financial statements	$75,467,571
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,392,460)

Net assets per the Form 5500	$74,075,111

Total investment income per the financial statements	$2,393,582
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,341,795)

Total investment income per the Form 5500	$1,051,787

Schedule 1
PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

				Current
Identity of Issue		Description of Investment	Cost	Value
Morgan Stanley Funds		Morgan Stanley Stable Value Fund Class A	$8,829,803	$8,829,803

Morgan Stanley Funds		Morgan Stanley U.S. Government Securities Trust Fund Class A	3,585,571	3,358,671

Morgan Stanley Funds		Morgan Stanley S&P 500 Index Fund Class A	2,490,725	2,180,070

Van Kampen Funds		Van Kampen Comstock Fund Class A	2,075,863	1,549,862

Van Kampen Funds		Van Kampen Equity & Income Fund Class A	1,160,367	891,025

Van Kampen Funds		Van Kampen Global Franchise Fund Class A	1,240,935	833,439

Fidelity Advisors Funds	*	Fidelity Advisors Mid Cap Fund Class T	1,043,441	563,794

Fidelity Advisors Funds	*	Fidelity Advisors Balanced Fund Class T	686,731	469,653

Fidelity Advisors Funds	*	Fidelity Advisors Value Strategies Fund Class T	524,062	244,173

Fidelity Advisors Funds	*	Fidelity Advisors Financial Services Fund Class T	402,285	229,440

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2010 Class T	173	143

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2020 Class T	768	618

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2030 Class T	6,616	4,660

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2040 Class T	735	552

Fidelity Advisors Funds	*	Fidelity Advisors Freedom Income Fund Class T	1,193	1,068

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2005 Class T	835	678

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2015 Class T	1,521	1,195

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2025 Class T	77	54

Schedule 1
PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

				Current
Identity of Issue		Description of Investment	Cost	Value
Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2035 Class T	$57	$36

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2045 Class T	588	494

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2055 Class T	205	151

		Total investment in mutual funds		19,159,579

Hudson City Bancorp, Inc.	*	Investment in common stock	16,306,164	55,167,818

Participant Loans Receivable (a)	*		—	638,398

		Total other investments		55,806,216

		Total investments		$74,965,795

*	A party-in-interest as defined by ERISA

(a)	As of December 31, 2008, the interest rates on these loans ranged from 5.25% to 8.50%, with maturities ranging from March 9, 2009 through July 6, 2017.
See accompanying independent auditors report.

SIGNATURE OF PLAN ADMINISTRATOR
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of Hudson City Savings Bank
Date: June 26, 2009	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator 1st Vice President and Human Resources Officer Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of Independent Registered Public Accounting Firm	Page 19